UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TILE SHOP HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Peter J. Jacullo III

61 High Ridge Avenue

Ridgefield, Connecticut 06877

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 22, 2018

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS JWTS, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,180 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,441,180 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,180 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Represents 4,441,180 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Tile Shop Holdings, Inc. (the “Issuer”) held by JWTS, Inc. (“JWTS”). Peter J. Jacullo III (“Jacullo”) is the sole officer and member of the board of directors of JWTS, holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.

(2) Calculated based on 52,152,031 shares of Common Stock issued and outstanding as of February 16, 2018.

CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Peter J. Jacullo III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,386,376 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,386,376 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,386,376 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 4,441,180 shares of Common Stock of the Issuer held by JWTS and 595,603 shares of Common Stock of the Issuer held by the Katherine D. Jacullo Children’s 1993 Irrevocable Trust, of which Jacullo is the trustee. Jacullo is the sole officer and member of the board of directors of JWTS, holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.

(2) Calculated based on 52,152,031 shares of Common Stock issued and outstanding as of February 16, 2018.

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2012 (the “Initial Schedule”), as amended by Amendment No. 1 thereto filed with the Commission on December 19, 2012 (“Amendment No. 1”), and amended by Amendment No. 2 thereto filed with the Commission on June 13, 2013 (“Amendment No. 2, and collectively with the Initial Schedule and Amendment No. 1, the “Schedule 13D”) on behalf of JWTS, Inc. (“JWTS”) and Peter J. Jacullo III (“Jacullo”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Initial Schedule. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

Mr. Jacullo received 30,967 shares of Common Stock as director compensation from the Issuer, as set forth in Item 5 below. Mr. Jacullo also purchased 914,229 shares of Common Stock on the open market, both directly and through the Katherine D. Jacullo Children’s 1993 Irrevocable Trust, using personal funds for a total of $7,384,278.18.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

(a) and (b)	The information contained on the cover pages to this Amendment No. 3 is hereby incorporated by reference into this Item 5, as applicable.

(c)	From the date of Amendment No. 2 until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Price of Security
January 2, 2014	Peter J. Jacullo III	Director Compensation Grant	Common Stock	3,832	N/A
February 24, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	6,000	$15.45
February 25, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	17,000	$15.42
February 26, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	8,000	$15.45
February 28, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	5,000	$15.45
May 7, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	5,000	$13.70
May 7, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	484	$13.55
May 8, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	303	$13.54
May 9, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	4,000	$13.58
May 9, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	5,000	$13.50
July 31, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$9.99
August 1, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	5,000	$10.05

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Price of Security
August 1, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$9.89
August 4, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$9.80
August 21, 2014	Peter J. Jacullo III	Director Compensation Grant	Common Stock	9,270	N/A
October 29, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	20,000	$8.46
October 30, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	30,000	$8.46
November 13, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$8.30
November 14, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$8.48
November 17, 2014	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$8.25
March 2, 2015	Peter J. Jacullo III	Open Market Purchase	Common Stock	20,000	$10.70
March 4, 2015	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$10.35
August 21, 2015	Peter J. Jacullo III	Director Compensation Grant	Common Stock	7,205	N/A
August 25, 2015	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$12.03
August 25, 2015	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$11.76
March 4, 2016	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$13.30
March 7, 2016	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$13.30
March 8, 2016	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$12.85
August 22, 2016	Peter J. Jacullo III	Director Compensation Grant	Common Stock	5,622	N/A
July 13, 2017	Peter J. Jacullo III	Director Compensation Grant	Common Stock	5,038	N/A
July 20, 2017	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$14.35
July 20, 2017	Peter J. Jacullo III	Open Market Purchase	Common Stock	2,677	$14.05
July 21, 2017	Peter J. Jacullo III	Open Market Purchase	Common Stock	1,395	$13.90
July 24, 2017	Peter J. Jacullo III	Open Market Purchase	Common Stock	10,000	$13.90
October 18, 2017	Peter J. Jacullo III	Open Market Purchase	Common Stock	28,767	$8.6019
October 19, 2017	Peter J. Jacullo III	Open Market Purchase	Common Stock	20,000	$8.425
December 5, 2017	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	50,000	$8.37
December 6, 2017	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	56,500	$8.415

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Price of Security
December 7, 2017	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	81,328	$8.5869
February 22, 2018	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	100,000	$5.95
February 22, 2018	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	50,000	$5.60
February 23, 2018	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	70,000	$5.60
February 23, 2018	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	27,775	$5.55
February 26, 2018	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	50,000	$5.70
February 26, 2018	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	50,000	$5.60
February 26, 2018	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	50,000	$5.30
March 2, 2018	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	100	$5.35
March 6, 2018	Katherine D. Jacullo Children’s 1993 Irrevocable Trust	Open Market Purchase	Common Stock	9,900	$5.85

Item 7.	Exhibits

Exhibit 1:	Joint Filing Statement (incorporated by reference to Exhibit 1 to the Initial Schedule filed with the Commission on August 29, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018

JWTS, INC.

	By:	/s/ Peter J. Jacullo III
	Name:	Peter J. Jacullo III
	Title:	President

/s/ Peter J. Jacullo III
Peter J. Jacullo III